SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exclusion of an Affiliated Company

1.	Details of the affiliated company

A. Name: Korea Telecom Philippines, Inc.

B. Name of representative director: Moon Hag Kim

C. Summary of financial status as of September 30, 2007 (applying the exchange rate in effect on September 30, 2007 of Won 20.46 per Philippine Peso)

			(Unit: KRW)
Total assets	206,009,403	Total stockholders’ equity	-108,241,662,430
Total liabilities	108,447,671,833	Total capital	1,523,197,896

D. Main business: Management of KT’s business investments in the Philippines and finding new business opportunities in the Philippine telecommunications market

2.	Name of business group: KT

3.	Reason for exclusion: Exclusion through dissolution of an overseas subsidiary

4.	Number of affiliated companies before exclusion: 29

5.	Number of affiliated companies after exclusion: 28

6.	Date of exclusion: December 28, 2007

7.	Date confirmed: December 28, 2007

8.	Other matters to be considered in making investment decisions

A. KT Corporation’s interest in Korea Telecom Philippines, Inc.: 100%

B. The date of exclusion above is the date of the meeting of the shareholders of Korea Telecom Philippines, Inc.

C. KT Corporation is making this disclosure on behalf of the business group “KT” and this disclosure is effective for other listed affiliates of KT Corporation that are obligated to make such disclosure on the same date:

- Listed on the Stock Market Division of the Korea Exchange: KTF

- Listed on the KOSDAQ Market Division of the Korea Exchange: KTH, KT Submarine, Olive Nine Creative Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	January 2, 2008

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director